Mail Stop 3-5
      January 14, 2005

Via U.S. Mail
David H. Johnson
Executive Vice President and
General Counsel
Warner Music Group
75 Rockefeller Plaza
New York, New York 10019

Re:  	WMG Acquisiton Corp.
      Form S-4 filed December 16, 2004
      File No. 333-121322

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market and Industry Data and Forecasts, page i

1. We do not understand how your "internal surveys" have not been "independently verified." Please advise and revise to clarify.

Prospectus Summary, page1
Our Company, page 1

2. The summary should provide a brief overview of the key aspects of the offering, not simply repeat the text of the Business section. Refer to the instructions to Item 503(a) of Regulation S-K and revise as appropriate.
3. Please provide brief disclosure about the background of the company, including when and how it was formed.

4. Where you disclose the revenues for the company and each of the recorded music and music publishing businesses, please also disclose the net income or loss for those same periods, so as to present a more balanced picture of the financial health of the company.

5. Supplementally provide support for your assertions, here and throughout the document, that you have "one of the world`s largest and most varied recorded music catalogs" and that your library includes "well-known titles."

Competitive Strengths, page 2

6. Please revise to clarify what you mean by the title sentence of the first competitive strength.

7. Please provide a more detailed discussion of your "creative approach", your "strong relationships with your artists" and your "marketing capabilities" in the appropriate section of the prospectus, perhaps on page 92 where you again discuss these concepts.

Recent Developments, page 5

8. We note your reference to improved operating results, excess liquidity and the implementation of the Restructuring Plan.
Please
quantify the improvements and excess liquidity and briefly discuss the Restructuring Plan in more detail, and/or provide a cross-reference to where this more detailed information can be found in the prospectus.

Summary of the Terms of the Exchange Offers, page 6

9. Please disclose the identity of the initial purchasers in the summary section.

Listing, page 12

10. Please tell us where you expect that the exchange dollar notes will trade, if at all.

Risk Factors, page 18

11. Please delete the second and the third sentences of the introductory paragraph. All material risks should be described.
If
risks are not deemed material, please do not reference them.




Our outside auditors have identified weaknesses in our internal controls..., page 19

12. To give investors a better understanding of the risk, please revise to briefly explain what Section 404 is, and the timing or your expected non-compliance, as well as spelling out the identity of the
PCAOB.

Our ability to operate effectively could be impaired, page 25

13. Please revise to explain or give examples of what you mean by "other key operating personnel" and also discuss whether you have employment agreements with any of the executive officers.

Unfavorable currency exchange rate fluctuations..., page 26

14. To the extent feasible, please quantify your statement that you have "substantial" assets, liabilities, revenues and costs denominated in foreign currencies, and quantify the frequency with which you may incur expenses not denominated in the same currency as the related revenues, to give investors a better appreciation of the risk.

We may be materially and adversely affected by the separation of our business..., page 28

15. Please disclose when the various contractual arrangements with Time Warner for transitional services and shared arrangements expire.

The Transactions, page 38
Ownership and Corporate Structure, page 42

16. Please identify the registrant, WMG Acquisition Corp., in the organizational chart.

Management`s Discussion and Analysis, page 54
Results of Operations, page 59

17. Revise throughout this section to provide a meaningful description of the business conditions or events that materially affect you from one period to the next. For example, it is not informative to state that an increase in revenues is attributable to an "increase in revenues from digital sales of recorded music product" or "higher mechanical, performance and synchronization royalties." You should instead describe the business events or conditions that enabled you to realize such increases, and you should quantify the extent to which the increase was attributable to changes in volume sold or prices charged.

18. In addition, to the extent that any changes in a line item are attributable to more than one cause, you should quantify the contribution of each. For example, you should specifically state which part of the decrease in cost of revenues is attributable to lower manufacturing costs under the new Cinram agreements, lower royalty-related costs and costs savings associated with your restructuring plan.

Covenant Compliance, page 77
19. Please explain why it is appropriate to provide an adjustment for the $143 million cost savings. In addition, explain why you have not made a similar adjustment in the pro forma financial statements.

Market Risk Management, page 80
Foreign Currency Risk, page 80

20. Please provide a sensitivity analysis disclosure that expresses the potential loss resulting from hypothetical changes in foreign currency exchange rates. Refer to Item 305(a)(1) of Regulation S-K.

Business, page 92
Competition, page 104

21. Revise your disclosure to address the principal methods of competition in each of your business segments and identify the positive and negative factors pertaining to your competitive position, to the extent that they exist. Refer to Item
101(c)(1)(x)
of Regulation S-K.

Management, page 107

22. We note from the risk factors section on page 25 that you have "other key operating personnel" that you depend upon. To the extent applicable, please provide the information required by Item 401(c) of
Regulation S-K with respect to these other significant employees.

Security Ownership of Certain Beneficial Owners and Management,
page
116

23. Please tell us what consideration you gave to including Time
Warner as a beneficial owner by virtue of its ownership of warrants to acquire 19.9% of your common stock. Refer to Item 403(a) of Regulation S-K and Rule 13d-3 of the Securities Exchange Act, and revise if necessary.

The Exchange Offers, page 126
Expiration Date; Extensions, Amendments, page 129

24. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

25. You reserve the right "to delay accepting for exchange any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if are you referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

26. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offers, page 129

27. We note that you will notify holders of any extensions, amendment, non-acceptance or termination by "oral or written notice."
Please revise to confirm that you will notify holders by press release or other public announcement as required by Rule 14e-1(d).

28. Revise your disclosure in the first paragraph on page 130 to clarify that you will return the tendered notes not accepted for exchange "promptly," not "as promptly as practicable," following the expiration or termination of the exchange offers. Refer to Rule 14e-
1(c).  Please make corresponding changes throughout your filing.
29. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to them" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Consolidated and Combined Statements of Operations, p. F-5
30. We note the CD and DVD manufacturing, packaging, and physical distribution operations were sold to Cinram in October 2003. As the disposal of these operations resulted in a significant reduction to your fixed cost base, the trend in your costs changed significantly from 2003 to 2004. Please tell us what consideration was given to treating the disposal of these operations as discontinued operations in your statement of operations for the period ended November 30, 2003. If you believe that entering into an outsourcing agreement with this entity precludes you from presenting these operations as discontinued operations, explain your involvement in Cinram subsequent to October 2003. See paragraph 42 of SFAS No. 144.
31. We note on page 100 you entered into a definitive agreement to sell Warner Bros. Publications to Alfred Publishing on December 15,
2004. Tell us whether you plan to present this business as a discontinued operation and the basis for your conclusion.



Royalty Advances and Royalty Costs, p. F-15
32. As discussed on page 19, your domestic operations currently use different royalty systems, which have created certain complexities in reconciling royalty expense and payables. As your resources are currently limited in regards to additional staff necessary to cope with the current requirements of the royalty processing unit, and a new system has not been developed, tell us what steps have been taken to ensure that the amount and timing of the royalty advances and costs recognized are appropriate. Highlight any errors that have been identified as a result of these complexities, and if so, how these amounts have been treated. Also, we note on page 23 that the timing of advance payments impacts your operating cash flows, and cash flows in any reporting period may be materially affected by the timing of releases and advance payments. Tell us whether this reconciling process has materially impacted the reporting of the timing of release and payments.

Note 4, New Accounting Pronouncements, p. F-19
33. Please provide all of the disclosures required by paragraphs
23
through 26 of FIN46R.

Note 5, The Acquisition, p. F-20
34. We note that the purchase price of the acquisition included non-cash consideration consisting of a warrant giving Time Warner the right to purchase up to 19.9% of the common stock of your parent company. Please disclose the accounting treatment and value of these warrants.

Management Advisory Agreement, page F-48
35. Explain why your accounting for the $75 million fee is appropriate. The basis for your accounting is unclear since it appears that the agreement was entered after the consummation of the acquisition.

Note 22:  Segment Information, page F-54
36. Explain why you consider OIBDA to be a non-GAAP measure and explain how your statement is consistent with the guidance in answer
18 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by the staff members of the U.S.
Securities and Exchange Commission.   It states that non-GAAP
financial measures do not include segment information presented in conformity with FASB Statement 131.

Schedule II - Valuation and Qualifying Accounts, page F-76
37. Discuss in MD&A the reason for the decreases in your accounts receivable allowances during 2004 and the impact these decreases had on your financial statements.

Exhibit 5.1

38. There appears to be a typographical error in the last sentence in the first paragraph, in that it should read "7 3/8 %" rather than "7
1/8%."

39. Please delete the fourth paragraph of the opinion as it appears to assume matters to which you should be opining. Similarly, please revise subparagraph (2) to the fifth paragraph and expressly opine as to the validity and legality of the guarantees.

40. We note that your guarantor subsidiaries include entities organized in Tennessee, California, Wyoming and New Jersey. Revise your opinion to opine as to those states` laws or otherwise provide separate local opinions to address the validity of the guarantees under the laws of those states.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Theresa Messinese at (202) 942-1785, or Michael Fay at
(202) 942-1907. Direct any questions relating to tender offer issues to Celeste Murphy at (202) 942-2903. Direct any other questions to
Hanna Teshome at (202) 942-2975, or in her absence to me at (202)
942-2936.

							Regards,


							Sara W. Dunton
							Branch Chief














cc:  	via facsimile (212) 455-2502
      Edward P. Tolley, III Esq.
      Simpson Thacher & Bartlett LLP